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EXHIBIT 8 - TAX OPINION

June 19, 1996

Board of Directors
Security Banc Corporation
40 S. Limestone Street
Springfield, OH  35502-1222

and

Board of Directors
CitNat Bancorp, Inc.
1 Monument Square
Urbana, OH  32078-2001

Gentlemen:

You have requested our opinion as to the federal income tax consequences of the transactions contemplated by a certain Merger Agreement dated March 14, 1996 by and between Security Banc Corporation ("Security") and CitNat Bancorp, Inc. ("CitNat"), hereinafter referred to as the "Agreement." Our opinion is made in reliance upon and is limited to the following facts and circumstances:

FACTS

CitNat is an Ohio corporation, is a registered bank holding company and is located in Urbana, Ohio. Security is an Ohio corporation, is a registered bank holding company and is located in Springfield, Ohio.

Security and CitNat have only common shares outstanding. CitNat is to be merged into Security, under the Articles of Incorporation of Security and in compliance with applicable Ohio law.

Each share of CitNat outstanding on the effective date of the transaction will be converted into shares of common stock of Security as provided by the Agreement. The effect of the consummation of the transaction and the exchange of shares will be that shareholders of CitNat will become shareholders of Security, and Security will own all of the outstanding common stock of The Citizens National Bank of Urbana, Ohio, a wholly owned subsidiary of CitNat.

The business of CitNat and Security (and affiliates) will continue substantially unchanged after the effective date of the transaction.

No fractional shares will be issued in the transaction. In lieu thereof, holders otherwise entitled to receive such fractional shares will be issued cash.
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We are not aware and have been advised by the management of CitNat that they have no knowledge of any plan or intention on the part of shareholders of CitNat to sell or otherwise dispose of an amount of the Security shares to be received in the transaction, which could reduce CitNat's shareholders ownership of Security shares after the merger of CitNat and Security to shares having an aggregate value as of the date of the transaction, of less than fifty percent (50%) of the value of all the formerly outstanding shares of CitNat as of the same date.

The transaction will be carried out pursuant to and in accordance with all applicable corporate and banking laws relating to the transaction. On the effective date, Security will succeed to all assets of CitNat and will be liable for the liabilities of CitNat then existing or arising as a result of the transactions.

Following the consummation of the transaction resulting in the merger of CitNat with and into Security, Security will continue to operate the business of CitNat and its existing affiliates in substantially the same manner.

Arms-length negotiations were carried on between the management of Security and management of CitNat which led to the Agreement and fixed the terms of the transactions. Consideration was given to both financial and nonfinancial factors involved in the transaction and the business benefits from the transaction were discussed and considered by the parties.

In the opinion of the management of Security and CitNat, its employees and customers will benefit from the affiliation. It is also expected that the transaction will better enable the resulting corporation to compete with other financial institutions.

OPINION

Based upon the above, it is our opinion that the Agreement will have the following federal income tax consequences:

1. The merger of CitNat with and into Security will constitute a "Statutory Merger" within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended, and CitNat and Security will each be a "party to a reorganization" within the meaning of Section 368(b).

2. No gain or loss will be recognized by CitNat as a result of the transfer of its assets to and the assumption of its liabilities by Security. Section 361(a) and 357(a).

3. No gain or loss will be recognized by CitNat's shareholders who exchanged their respective shares solely for Security shares. Section 354(a).

4. The basis of the Security shares received by CitNat's shareholders in exchange for their shares will be the same as the basis in the shares exchanged therefor, respectively. Section 358(a).

5. The holding period of the Security shares received by CitNat's shareholders will include the period during which shares exchanged therefor were held, provided such shares were held as a capital asset. Section 1223(1).
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6.   The payment of cash in lieu of fractional shares for the purpose of mechanically rounding off the fractions resulting from the exchange, will, in each instance, constitute a distribution not essentially equivalent to a dividend within the meaning of Section 302(b)(1) of the Internal Revenue Code of 1986, as amended. The amount received will be treated as a distribution in full payment in exchange for the shareholders' fractional share of interest under Section 302(a) of the Code.

7. Gain or loss will be recognized by each CitNat's shareholder who dissents and receives only cash in exchange for all of the shares owned by them.

This letter is solely for your information and use, and except: (i) for its reliance upon by Security, CitNat and their respective stockholders, and (ii) to the extent that such may be referred to in the Registration Statement and filed with the Securities and Exchange Commission as an exhibit to same, it is not to be used, circulated, quoted or otherwise referred to for any other purpose, or relied upon by any other person, for whatever reason without our prior written consent.

Very truly yours,

/s/ Werner & Blank Co., LPA

Werner & Blank Co., L.P.A.